Exhibit 99.1

Energy Fuels Inc.

Consolidated Financial Statements

For the Years Ended
September 30, 2012 and 2011
(Expressed in U.S. Dollars)

KPMG LLP
Chartered Accountants	Telephone (416) 777-8500
Bay Adelaide Centre	Fax (416) 777-8818
333 Bay Street Suite 4600	Internet www.kpmg.ca
Toronto ON M5H 2S5
Canada

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Energy Fuels Inc.

We have audited the accompanying consolidated financial statements of Energy Fuels Inc, which comprise the consolidated statements of financial position as at September 30, 2012, September 30, 2011 and October 1, 2010, the consolidated statements of comprehensive income (loss), changes in shareholders’ equity and cash flows for the years ended September 30, 2012 and September 30, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Energy Fuels Inc. as at September 30, 2012, September 30, 2011 and October 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended September 30, 2012 and September 30, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Accountants, Licensed Public Accountants
December 20, 2012
Toronto, Canada

ENERGY FUELS INC.
Consolidated Statements of Financial Position
(Expressed in U.S. Dollars)

	September 30, 2012	September 30, 2011	October 1, 2010
ASSETS		(Note 22)	(Note 22)

Current assets
Cash and cash equivalents	$13,657,368	$6,954,646	$3,659,981
Marketable securities (Note 6)	1,626,512	-	-
Trade and other receivables (Note 7)	15,267,846	509,154	-
Inventories (Note 8)	30,328,167	-	-
Prepaid expenses and other assets	464,151	172,574	334,683
	61,344,044	7,636,374	3,994,664
Non-current
Inventories (Note 8)	2,944,509	-	-
Property, plant and equipment (Note 9)	133,085,319	33,292,152	28,851,031
Intangible assets (Note 10)	13,908,828	-	-
Restricted cash (Note 11)	28,525,370	2,563,974	1,031,525
	$239,808,070	$43,492,500	$33,877,220

LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$15,347,239	$833,024	$809,628
Deferred revenue	1,150,275	-	-
Current portion of long-term liabilities
Decommissioning liability (Note 11)	42,550	13,451	12,490
Loans and borrowings (Note 12)	723,675	1,076	14,721
	17,263,739	847,551	836,839
Non-current
Long-term decommissioning liability (Note 11)	15,681,408	452,301	416,242
Long-term loans and borrowings (Note 12)	22,765,252	-	1,085
	55,710,399	1,299,852	1,254,166

Shareholders' equity
Capital stock (Note 14)	178,745,349	60,051,575	50,431,482
Contributed surplus (Note 14)	17,906,058	13,808,989	13,199,345
Share purchase warrants (Note 14)	6,001,644	4,158,567	-
Deficit	(17,601,818)	(34,575,045)	(31,007,773)
Accumulated other comprehensive loss	(953,562)	(1,251,438)	-
	184,097,671	42,192,648	32,623,054
	$239,808,070	$43,492,500	$33,877,220

Additional footnote references
   Commitments and contingencies (Note 19)
   Subsequent events (Notes 19 and 21)

Approved by the Board

(signed) Stephen P. Antony , Director

(signed) Bruce D. Hansen , Director

The accompanying notes are an integral part of these consolidated financial statements.

ENERGY FUELS INC.
Consolidated Statements of Comprehensive Income (Loss)
(Expressed in U.S. Dollars)

	Year Ended
	September 30,
	2012	2011
		(Note 22)

REVENUES (Note 18)	$25,027,610	$-

COST OF SALES
Production cost of sales	21,094,286	-
Depreciation, depletion and amortization (Note 18)	760,619	-
TOTAL COST OF SALES	(21,854,905)	-
GROSS PROFIT	3,172,705	-
Selling, general and administrative expenses	(11,443,588)	(3,967,718)
Finance income (Note 18)	183,463	11,492
Finance expense (Note 18)	(2,052,236)	383,387
Impairment of assets (Note 9)	(24,021,560)	-
Transaction costs (Notes 4 and 5)	(4,889,828)	-
Gain on purchase of Denison US Mining Division (Note 5)	56,215,039	-
Other income (loss)	(190,768)	5,567
NET INCOME (LOSS) BEFORE TAXES	16,973,227	(3,567,272)
Income tax expense (Note 17)	-	-
NET INCOME (LOSS) FOR THE YEAR	16,973,227	(3,567,272)
Foreign currency translation reserve	297,876	(1,251,438)
COMPREHENSIVE INCOME (LOSS) FOR THE YEAR	$17,271,103	$(4,818,710)

INCOME (LOSS) PER COMMON SHARE
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE (Note 15)	$0.06	$(0.03)

The accompanying notes are an integral part of these consolidated financial statements.

ENERGY FUELS INC.
Consolidated Statements of Shareholders' Equity
(Expressed in U.S. Dollars)

	Capital Stock					Accumulated
						Other	Total
			Contributed	Share Purchase		Comprehensive	Shareholders'
	Common Shares	Amount	Surplus	Warrants	Deficit	Income (Loss)	Equity

Balance as at October 1, 2010	97,188,999	$50,431,482	$13,199,345	$-	$(31,007,773)	$-	$32,623,054
Shares and warrants issued in connection with public offering (Note 14)	23,000,000	7,538,234		4,295,266			11,833,500
Share issuance warrants (Note 14)		(426,439)		426,439			-
Share issuance costs		(848,194)		(563,138)			(1,411,332)
Stock options exercised (Note 14)	1,482,700	889,124	(260,187)				628,937
Shares issued in consideration for advance royalty payments	217,004	244,430					244,430
Shares issued in consideration for property acquisitions	2,110,962	2,222,938					2,222,938
Share-based compensation (Note 16)			869,831				869,831
Foreign currency translation reserve						(1,251,438)	(1,251,438)
Net loss for the year					(3,567,272)		(3,567,272)
Balance as at September 30, 2011	123,999,665	$60,051,575	$13,808,989	$4,158,567	$(34,575,045)	$(1,251,438)	$42,192,648
Shares issued for Titan Uranium asset purchase (Note 4)	89,063,997	32,498,519					32,498,519
Warrants issued in exchange for Titan warrants (Note 4)				540,853			540,853
Shares issued for Titan advisory fees (Note 4)	1,256,489	430,772					430,772
Shares issued for Denison US Mining merger (Note 5)	425,440,872	79,322,174					79,322,174
Shares issued for Denison US Mining advisory fees (Note 5)	4,373,917	981,300					981,300
Shares and warrants issued for private placement (Note 14)	35,500,500	6,548,820		1,463,607			8,012,427
Share issuance costs		(722,100)		(161,383)			(883,483)
Stock options exercised (Note 16)	16,667	5,385	(2,060)				3,325
Share-based compensation (Note 16)			4,099,129				4,099,129
Treasury shares (Note 14)	(1,046,067)	(371,096)					(371,096)
Foreign currency translation reserve						297,876	297,876
Net income for the year					16,973,227		16,973,227
Balance as at September 30, 2012	678,606,040	$178,745,349	$17,906,058	$6,001,644	$(17,601,818)	$(953,562)	$184,097,671

The accompanying notes are an integral part of these consolidated financial statements.

ENERGY FUELS INC.
Consolidated Statements of Cash Flows
(Expressed in U.S. Dollars)

	Year Ended
	September 30,
	2012	2011

OPERATING ACTIVITIES
Net income (loss) for the year	$16,973,227	$(3,567,272)
Items not involving cash:
Depletion, depreciation and amortization	2,778,048	109,031
Stock-based compensation	3,642,170	735,658
Finance income	(183,463)	-
Finance expense	1,756,957	-
Unrealized foreign currency translation	226,029	(678,887)
Gain on purchase of Denison US Mining Division (Note 5)	(56,215,039)	-
Shares issued for advisory fees for Denison US Mining acquisition (Note 5)	981,300	-
Impairment of plant, property and equipment and inventories	24,021,560	-
Change in non-cash working capital (Note 18)	(8,410,667)	(384,687)
Interest received	183,463	-
	(14,246,415)	(3,786,157)

INVESTING ACTIVITIES
Development expenditures on property, plant and equipment	(3,528,129)	(1,605,172)
Development expenditures on exploration and evaluation	(3,550,456)	(731,313)
Acquisition of Titan Uranium, net of cash acquired	(485,734)	-
Cash acquired in the acquisition of Denison US Mining Division	552,498	-
Proceeds from sale of property, plant and equipment	324,106	-
Change in cash deposited with regulatory agencies for decommissioning liabilities	1,010,361	(1,555,781)
	(5,677,354)	(3,892,266)

FINANCING ACTIVITIES
Proceeds from issue of capital stock, net of share issuance cost	7,128,944	10,422,168
Proceeds from exercise of stock options	3,325	628,937
Repayment of borrowings	(2,251,914)	(14,730)
Proceeds from issue of convertible debentures	21,551,200	-
	26,431,555	11,036,375

INCREASE IN CASH AND CASH EQUIVALENTS DURING THE YEAR	6,507,786	3,357,952
Effect of exchange rate fluctuations on cash held	194,936	(63,287)
Cash and cash equivalents - beginning of year	6,954,646	3,659,981
CASH AND CASH EQUIVALENTS - END OF YEAR	$13,657,368	$6,954,646

Non-cash investing and financing transactions:
Issuance of shares and warrants for acquisition of Titan Uranium (Note 4)	$33,470,144	$-
Issuance of shares and warrants for acquisition of Denison US Mining Division (Note 5)	80,303,474	-
Issuance of shares for other mineral property acquisitions	-	2,276,178
Issuance of secured notes for acquisition of mineral properties	1,160,720	-
Issuance of shares for advance royalty obligation	-	247,630

The accompanying notes are an integral part of these consolidated financial statements.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

1. REPORTING ENTITY AND NATURE OF OPERATIONS

Energy Fuels Inc. was incorporated under the laws of the Province of Alberta and continued into the Province of Ontario. Energy Fuels Inc. registered and head office is located at 2 Toronto Street, Suite 500, Toronto, Ontario, Canada, M5C 2B6 and its principle place of business and the head office of the Company’s U.S. subsidiaries is located at 225 Union Blvd. Suite 600, Lakewood, Colorado, 80228 USA.

Energy Fuels Inc. and its subsidiary companies (collectively, the “Company” or “EFI”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium and vanadium bearing properties, extraction, processing and selling of uranium and vanadium.

Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product of some of the Company’s mines, is also produced and is in the form of vanadium pentoxide (“V2O5”). The Company also processes uranium bearing waste materials, referred to as “alternate feed materials”.

The Company and its significant subsidiaries including those acquired through the acquisition of Denison Mines Holding Corp. and White Canyon Uranium Ltd (as described in Note 5) are as follows:

	Property /		Functional	Sept. 30,	Sept. 30,
Entity	function	Location	currency	2012	2011
Energy Fuels Inc.	Corporate	Canada	CAD	100%	100%
Energy Fuels Resources Corporation (“EFRC”)	Exploration	Colorado	USD	100%	100%
Energy Fuels Wyoming Inc.(“EFW”) [1]	Exploration	Wyoming	USD	100%	0%
Energy Fuels Holdings Corp. ("EFHC") [2]	Corporate	Colorado	USD	100%	0%
Energy Fuels Resources (USA) Inc.("EFR") [3]	Operating	Colorado	USD	100%	0%
EFR White Mesa LLC ("White Mesa") [3]	Mill	Utah	USD	100%	0%
EFR White Canyon Corp [3]	Mining	Utah	USD	100%	0%
EFR Colorado Plateau LLC [3]	Mining	Colorado	USD	100%	0%
EFR Arizona Strip LLC [3]	Mining	Arizona	USD	100%	0%

1 Previously known as Titan Uranium USA Inc.
2 Previously known as Denison Mines Holdings Corp.
3 Previously under the ownership of Denison Mines Holdings Corp.

2. BASIS OF PRESENTATION

The consolidated financial statements have been prepared in United States dollars (“USD”), except for certain footnote disclosures that are reported in Canadian dollars (“CAD” or “C$”).

As discussed in Note 5, the Company acquired mineral properties and the mining and milling operating assets and liabilities of the US Mining Division of Denison Mines Corp. on June 29, 2012. For purposes of financing immediate working capital requirements, sustaining capital expenditures for current mine and mill operations and longer term capital development projects, the Company completed two financings. On June 21, 2012, the Company completed an equity private placement of 35,500,500 non-transferable subscription receipts at a price of C$0.23 per subscription receipt for gross total proceeds of $C8,165,115 ($7,998,741) and on July 24, 2012 the Company completed a bought deal public offering of 22,000 floating-rate convertible unsecured subordinated debentures maturing June 30, 2017 for gross proceeds of C$22,000,000 ($21,551,200) (Note 12). With the net proceeds of the equity and debt financing and with the ongoing focus on cost management, the Company believes it has sufficient cash resources to carry out its business plan beyond fiscal year 2013 and therefore the company believes that it will continue as a going concern for the foreseeable future.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

2. BASIS OF PRESENTATION (continued)

Statement of Compliance and Conversion to International Financial Reporting Standards (“IFRS”)

These consolidated financial statements for the years ended September 30, 2012 and 2011 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These financial statements are the Company’s first annual consolidated financial statements and IFRS 1 First Time Adoption of International Financial Reporting Standards (“IFRS 1”) has been applied. Previously, the Company prepared its annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

The adoption of IFRS resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP. The accounting policies set out below have been applied consistently to all periods presented. They also have been applied in the preparation of an opening IFRS statement of financial position as at October 1, 2010, as required by IFRS 1. The impact of the transition from Canadian GAAP to IFRS is explained in Note 22.

These consolidated financial statements for the year ended were authorized for issuance by the Board of Directors of the Company on December 20, 2012.

The financial statements have been prepared under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value.

Presentation currency

Effective October 1, 2011, the Company changed its presentation currency from the CAD to the USD. The Company believes the USD reporting provides better information regarding the Company’s results of operations and related business activities. USD reporting is expected to improve shareholders’ ability to compare the Company’s financial results with other publicly traded companies in the mining industry whose primary assets and operations are located in the United States.

Prior to October 1, 2011, the Company reported its annual and quarterly statement of financial position, statement of comprehensive loss, statement of shareholders’ equity and consolidated statement of cash flows in CAD. In making this change, the Company followed the guidance of IASB as set out in IAS 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”) and the following procedures were followed in the change of its presentation currency to USD:

1.	Assets and liabilities for each statement of financial position presented (including comparatives) were translated using the closing rate at the date of the statement of financial position;

2.	Income and expenses for each statement of comprehensive income presented were translated using the average exchange rates prevailing during each reporting period;

3.

Shareholder equity transactions have been translated using the rates of exchange in effect as of the dates of the various capital transactions. All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in USD and the effect on the consolidated financial statements resulted in an accumulated other comprehensive income.

Functional currency

As of October 1, 2011, the Company determined that there has been a change in functional currency from the CAD to the USD in the following subsidiaries and any associated joint ventures:

  Energy Fuels Resources Corporation
  Magnum Minerals USA Corp.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

2. BASIS OF PRESENTATION (continued)

The change in functional currency of the above entities from CAD to USD was triggered by the approval of the License by the Colorado Department of Public Health and Environment (“CDPHE”) for the development of the Piñon Ridge mill (Note 19), with the resultant cash flows expected to be incurred for the development to be denominated in USD. In accordance with IAS 21, the change in functional currency is accounted for on a prospective basis from October 1, 2011. With the above change, the functional currency of the Company's U.S. subsidiaries is the USD and the functional currency of Energy Fuels Inc. is the CAD.

For those subsidiaries, joint ventures or associates whose functional currency differs from the United States dollar, foreign currency balances and transactions are translated into the United States dollar as follows:

  Assets and liabilities are translated at the rates of exchange at the consolidated balance sheet date;
  Revenue and expenses are translated at average exchange rates throughout the reporting period or at rates that approximate the actual exchange rates; items such as depreciation are translated at the rate implicit in the historical rate applied to the related asset; and
  Exchange gains and losses on translation are included in other comprehensive income.

The exchange gains and losses are recognized in earnings upon the substantial disposition, liquidation or closure of the entity that gave rise to such amounts.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business consists of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs, have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at 100% of their acquisition-date fair values. The Company measures goodwill as the fair value of the consideration transferred plus the recognized amount of any non-controlling interests in the acquiree; plus the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed. When the excess is negative, a bargain purchase gain is recognized immediately in profit and loss. The acquisition date is the date the Company acquires control over the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

Acquisition related costs, other than costs to issue debt or equity securities of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees and other professional or consulting fees are expensed as incurred.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The maximum length of time for the measurement period is one year from the acquisition date.

Financial instruments

The Company recognizes financial assets and financial liabilities when the Company becomes a party to a contract. Financial assets and financial liabilities, with the exception of financial assets classified as fair value through profit or loss, are measured at fair value plus transaction costs on initial recognition. Financial assets at fair value through profit and loss are measured at fair value on initial recognition and transaction costs are expensed when incurred.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Measurement in subsequent periods depends on the classification of the financial instrument:

a.	Financial assets and liabilities at fair value through profit and loss (“FVTPL”)

Financial assets and liabilities are classified as FVTPL when acquired principally for the purpose of trading, if so designated by management (fair value option), or if they are derivative instruments. Financial assets or liabilities are classified as FVTPL are measured at fair value, with changes recognized in profit and loss. The Company’s financial instruments classified as FVTPL include convertible debentures (Note 12). The Company does not currently hold any derivative instruments. Interest expense is recorded using the effective interest method.

b.	Available-for-sale financial assets

The Company's investments in equity securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, and foreign currency differences on available-for-sale monetary items, are recognized directly in other comprehensive income (loss). When an investment is derecognized, the cumulative gain or loss in equity is transferred to profit or loss. The Company has classified its marketable securities as available for sale.

c.	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at the amount expected to be received, less a discount (when material) to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

Loans and receivables comprise cash and cash equivalents, and trade and other receivables.

Cash and cash equivalents includes cash on hand, term deposits and other short-term highly liquid investments with original maturities of three months or less that are subject insignificant risk of changes in their fair value, and are used by the Company in the management of short-term commitments.

d.	Other financial liabilities

Other financial liabilities are financial liabilities that are not classified as FVTPL. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest rate method. Accounts payable, accrued liabilities, finance leases and notes payable are classified as other financial liabilities.

The effective interest method is a method of calculating the amortized cost of an instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees or points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability or to the net carrying amount on initial recognition.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

The Company operates primarily in the U.S. and to a lesser extent in Canada. Transactions in foreign currencies are translated to the respective functional currencies of the Company and its subsidiaries at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments which are recognized in other comprehensive income (loss). Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Principles of consolidation

These consolidated financial statements include the accounts of the Company together with its wholly-owned U.S. subsidiaries. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until control ceases. All inter-company transactions have been eliminated. Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement. These consolidated financial statements include the Company’s proportionate share of the entities’ assets, liabilities, revenue and expenses with items of a similar nature on a line-by-line basis, from the date that joint control commences until the date that joint control ceases. Interests in the Company’s joint ventures were recognized in these consolidated statements using the proportionate consolidation method.

Intercompany transactions, balances and unrealized gains on transactions between the Company and its subsidiaries are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset (other than a financial asset classified as fair value through profit and loss) is impaired. Objective evidence of an impairment loss includes: i) significant financial difficulty of the obligor; ii) delinquencies in interest or principal payments; iii) increased probability that the borrower will enter bankruptcy or other financial reorganization; and iv), in the case of equity securities, a significant or prolonged decline in the fair value of the security below its cost.

If such evidence exists, the Company recognizes an impairment loss, as follows:

(i)

Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

(ii)

Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in profit and loss. This amount represents the cumulative loss in accumulated other comprehensive income (loss) that is reclassified to net income.

Inventories

Expenditures, including depreciation, depletion and amortization of production assets, incurred in the mining and processing activities that will result in the future concentrate production are deferred and accumulated as ore in stockpiles and in-process and concentrate inventories.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stockpiles are comprised of coarse ore that has been extracted from the mine and is available for further processing. Mining production costs are added to the stockpile as incurred along with a pro-rata share of the depletion of the associated mineral property and removed from the stockpile based upon the average cost per ton of ore produced from mines considered to be in commercial production. The current portion of ore in stockpiles represents the amount expected to be processed in the next twelve months. Stockpiles are valued at the lower of their weighted average cost or net realizable value (“NRV”). NRV is the difference between the estimated future concentrate price (net of selling costs) and estimated costs to complete production into a saleable form.

In-process and concentrate inventories include the cost of the ore removed from the stockpile as well as production costs incurred to process the ore into a saleable product. Processing costs typically include labor, chemical reagents and directly attributable mill overhead expenditures. Work in-process and concentrates are carried at the lower of average costs or NRV.

Materials and other supplies held for use in the production of inventories are carried at average cost and are not written down below that cost if the finished products in which they will be incorporated are expected to be sold at or above cost. However, when a decline in the price of concentrates indicates that the cost of the finished products exceeds net realizable value, the materials are written down to NRV. In such circumstances, the replacement cost of the materials may be the best available measure of their NRV.

Exploration and evaluation assets

Exploration and evaluation activities involve the search for minerals, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation expenditures include costs which are directly attributable to researching and analyzing existing exploration data; conducting geological studies, exploratory drilling and sampling; examining and testing extraction and treatment methods; completing pre-feasibility and feasibility studies; and costs incurred in acquiring mineral rights.

Exploration and evaluation expenditures are capitalized and are classified as such until the project demonstrates technical feasibility and commercial viability. Technical feasibility and commercial viability generally coincide with the establishment of proven and probable reserves; however, they may also occur when the Company makes a decision to proceed with development or begins production. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized exploration and evaluation costs are transferred to the mineral properties balance within property, plant and equipment.

Property, plant and equipment

Property, plant and equipment are recorded at acquisition or production cost and carried net of depreciation and impairments. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the profit and loss during the period in which they are incurred.

Depreciation, depletion and amortization are calculated on a straight line or unit of production basis as appropriate. Where a straight line methodology is used, the assets are depreciated to their estimated residual value over an estimated useful life which ranges from three to fifteen years depending upon the asset type. Where a unit of production methodology is used, the assets are depreciated to their estimated residual value over the useful life defined by management’s best estimate of recoverable reserves and/or resources in the current mine plan. When assets are retired or sold, the resulting gains or losses are reflected in current earnings as a component of other income or expense. The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each such part. Residual values, method of depreciation and useful lives of the assets are reviewed at least annually and adjusted if appropriate.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Where straight-line depreciation is utilized, the range of useful lives for various asset classes is generally as follows:

•	Buildings	15 years
•	Shop tools and equipment	3-5 years
•	Mining equipment	5 years
•	Office equipment	5 years
•	Furniture and fixtures	5 years
•	Vehicles and equipment under capital lease	5 years

The amortization method, residual values, and useful lives of property, plant and equipment are reviewed annually and any change in estimate is applied prospectively.

Revenue recognition

Revenue from the sale of mineral concentrates is recognized when it is probable that the economic benefits will flow to the Company and delivery has occurred, the sales price and costs incurred with respect to the transaction can be measured reliably and collectability is reasonably assured. For uranium, revenue is typically recognized when delivery is evidenced by book transfer at the applicable uranium storage facility. For vanadium related products, revenue is typically recognized at the time of shipment to the customer.

Revenue from toll milling services is recognized as material is processed in accordance with the specifics of the applicable toll milling agreement. Revenue and unbilled accounts receivable are recorded as related costs are incurred using billing formulas included in the applicable toll milling agreement.

Revenue from alternate feed process milling is recognized as material is processed, in accordance with the specifics of the applicable processing agreement. In general, the Company collects a recycling fee for receipt of the material and/or receives the proceeds from the sale of any uranium concentrate and other metals produced. Deferred revenues represent processing proceeds received on delivery of alternate feed materials but in advance of the required processing activity.

Capital stock

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Finance income and finance costs

Finance income comprises interest income on funds invested, and changes in the fair value of financial instruments at fair value through profit or loss and net foreign exchange gain (losses). Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings, amortization of the discount on provisions, changes in the fair value of financial instruments at fair value through profit or loss and net foreign exchange gain (losses), and impairment losses recognized on financial assets.

Foreign currency gains and losses are reported on a net basis.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Decommissioning liabilities

The Company’s decommissioning liabilities relates to expected mine and mill reclamation and closure activities, as well as costs associated with reclamation of exploration drilling. Such costs, discounted to their present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The decommissioning liability is accreted to full value over time through periodic accretion charges recorded to operations as accretion expense. The Company periodically adjusts the carrying amounts of the decommissioning liability and the related asset for changes in estimates of the amount or timing of underlying future cash flows, and discount rates.

The Company’s activities are subject to numerous governmental laws and regulations. Estimates of future reclamation liabilities for asset decommissioning and site restoration are recognized in the period when such liabilities are incurred. These estimates are updated on a periodic basis and are subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when appropriate. Liabilities related to site restoration include long-term treatment and monitoring costs and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore and monitor closed resource properties are charged against the related reclamation and remediation liability.

Impairment of long-lived assets

At each financial reporting date the carrying values of the Company’s assets, including exploration and evaluation assets are reviewed to determine whether there is an indication that those assets are impaired. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income (loss).

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based compensation

The Company uses a fair value-based method of accounting for stock options granted to employees, directors, and non-employees. The fair value of the award is determined using the Black-Scholes option pricing model on the date of the grant. For awards with graded vesting, the fair value of each tranche, adjusted for expected forfeitures, is recognized over its respective vesting period as an increase in stock-based compensation expense and the contributed surplus account. At the end of each reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

When such stock options are exercised, the proceeds received by the Company, together with the respective amount from contributed surplus, are credited to capital stock.

Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares, calculated by dividing the earnings or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is determined by adjusting the earnings or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all potential dilutive instruments.

Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. The Company does not capitalize borrowing costs related to exploration and evaluation assets. All other borrowing costs are recognized as finance costs in profit and loss in the period in which they are incurred.

Future Accounting Changes

IFRS 9 Financial Instruments

In November 2009, the IASB issued, and subsequently revised in October 2010, IFRS 9 Financial Instruments (“IFRS 9”) as part of its ongoing project to replace IAS 39. IFRS 9 will be effective for annual periods beginning on or after January 1, 2015, with earlier application permitted. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Under IFRS 9 for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in OCI, with the remainder of the change recognized in profit or loss. However, if this requirement creates or enlarges an accounting mismatch in profit or loss, the entire change in fair value will be recognized in profit or loss. Amounts presented in OCI will not be reclassified to profit or loss at a later date. The Company has not yet assessed the impact of the Standard on the consolidated financial statements.

IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements (“IFRS 10”) which establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. This standard is effective for annual periods beginning on or after January 1, 2013, earlier application permitted. The Company has not yet assessed the impact of the Standard on the consolidated financial statements.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements (“IFRS 11”) which is effective for annual periods beginning on or after January 1, 2013, with early application permitted. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. IFRS 11 essentially carves out of previous jointly controlled entities, those arrangements which although structured through a separate vehicle, such separation is ineffective and the parties to the arrangement have rights to the assets and obligations for the liabilities and are accounted for as joint operations in a fashion consistent with jointly controlled assets/operations under IAS 31 Interests in Joint Ventures (“IAS 31”). In addition, under IFRS 11, Joint Arrangements are stripped of the free choice of equity accounting or proportionate consolidation; these entities must now use the equity method. The Company has not yet assessed the impact of the Standard on the consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), which is effective for annual periods beginning on or after January 1, 2013, with early application permitted. Under IFRS 12, enhanced disclosures are required for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and off balance sheet vehicles. IFRS 12 supersedes IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidation – Special Purpose Entities”. The Company has not yet assessed the impact of the Standard on the consolidated financial statements.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement (“IFRS 13”), which is effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 13 defines fair value, sets out in a single standard a framework for measuring fair value, requires disclosures about fair value measurements, and applies when other IFRSs require or permit fair value measurements. IFRS 13 does not introduce requirements to measure assets or liabilities at fair value, nor does it eliminate practicable exception to fair value measurement that currently exist in certain standards. The Company has not yet assessed the impact of the Standard on the consolidated financial statements.

IAS 1 Presentation of Financial Statements

In June 2011, the IASB amended IAS 1 Presentation of Financial Statements (“IAS 1”) in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012, with early application permitted. The Company intends to adopt IAS 1 in its financial statements for the annual period beginning on October 1, 2012. The Company has not yet assessed the impact of the Standard on the consolidated financial statements.

IAS 28 Investments in Associates and Joint Ventures (Amended in 2011)

IAS 28 (2011), Investments in Associates and Joint Ventures, supersedes IAS 28 Investments in Associates and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The Standard defines 'significant influence' and provides guidance on how the equity method of accounting is to be applied (including exemptions from applying the equity method in some cases). It also prescribes how investments in associates and joint ventures should be tested for impairment.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The amended standard is effective for annual periods beginning on or after January 1, 2013. Entities that elect to early adopt this standard must also adopt the other standards included in the 'suite of five' standards on consolidation, joint arrangements and disclosures: IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, and IAS 27 (2011), Separate Financial Statements. The Company intends to adopt the amendments to IAS 28 in its financial statements for the annual period beginning October 1, 2013. The Company does not expect the amendments to IAS 28 to have a material impact on the financial statements.

IAS 32 Financial Instruments: Presentation

Amendments to IAS 32, Financial Instruments: Presentation, clarifies that an entity currently has a legally enforceable right to off-set financial assets and liabilities if that right is: not contingent on a future event; and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. The effective date for the amendments to IAS 32 is annual periods beginning on or after January 1, 2014. The amendments to IAS 32 are to be applied retrospectively. The Company intends to adopt the amendments to IAS 32 in its financial statements for the annual period beginning October 1, 2014. The Company does not expect the amendments to IAS 32 to have a material impact on the financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

In October 2011, the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine. The interpretation, which has an effective date for annual periods beginning on or after January 1, 2013, sets out the accounting for overburden waste removal (stripping) costs in the production phase of a surface mine. The interpretation requires recognition of production stripping costs that improve access to ore to be mined in the future as a non-current asset if, and only if, all the following criteria are met:

  It is probable that future economic benefits will flow to the entity;
  The entity can identify the component of the ore body for which access has been improved; and
  The costs relating to the stripping activity associated with that component can be measured reliably.

Subsequent to initial recognition, the life of the component will determine the period of depreciation; it will differ from the life of the mine unless the stripping activity improves access to the whole of the remaining ore body.

When the costs of the stripping activity asset versus inventory produced are not separately identifiable, the entity allocates production stripping costs between the two based on a ‘relevant’ production measure.

For companies with existing asset balances related to stripping activity on the date of adoption, existing balances which do not relate to an identifiable component of ore body are written off against opening retained earnings. Existing asset balances which relate to production stripping not written off will be reclassified as part of an existing asset to which the stripping activity relate and depreciated over the remaining expected useful life of the identified component to which it relates. The Company intends to adopt the interpretation in its financial statements for the annual period beginning on October 1, 2013. The Company does not expect the interpretation to have a material impact on the financial statements.

Critical accounting estimates and judgments

The preparation of these consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgments that affect the amounts reported. It also requires management to exercise judgment in applying the Company’s accounting policies. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgments made that affect these financial statements, actual results may be materially different.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant estimates made by management include:

a.	Reserves and resources

Proven and probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable reserves and measured, indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the proven and probable reserves or measured, indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

b.	Depreciation, depletion and amortization of property, plant and equipment

Property, plant and equipment comprise a large component of the Company’s assets and, as such, the depreciation and amortization of those assets have a significant effect on the Company’s financial statements. Depreciation and amortization of property, plant and equipment used in production is calculated on a straight line basis or a unit-of-production basis as appropriate.

Plant and equipment assets depreciated using a straight-line basis results in the allocation of production costs evenly over the assets useful life defined as a period of time. Plant and equipment assets depreciated on a units-of-production basis results in the allocation of production costs based on current period production in proportion to total anticipated production from the facility.

Mineral property assets are amortized using a unit-of-production basis that allocates the cost of the asset to production cost based on the current period’s mined ore as a proportion of the total estimated resources in the related ore body. The process of making these estimates requires significant judgment in evaluating and assessing available geological, geophysical, engineering and economic data, projected rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are, by their very nature, subject to interpretation and uncertainty.

Changes in these estimates may materially impact the carrying value of the Company’s property, plant and equipment and the recorded amount of amortization, depletion and depreciation.

c.	Valuation of long-lived assets

The Company undertakes a review of the carrying values of property, plant and equipment and intangibles whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and discounted net cash flows. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, the management of the Company is required to make significant estimates of, amongst other things, future production and sale volumes, forecast commodity prices, future operating and capital costs and reclamation costs to the end of the mine or mill’s life. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of plant, property and equipment and intangibles.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d.	Inventories

The Company values its concentrates, work in process and ore stockpile inventories at the lower of cost or net realizable value at the end of the reporting period. Costs represent the average cost, and include direct labor and materials costs, mine and mill site overhead, plant and equipment depreciation, mineral property amortization and stockpile depletion. Net realizable value is based on estimated future commodity prices and estimated costs required to convert work in process and ore stockpile inventories into saleable form.

These estimates are subject to change from period-to-period which may materially impact the carrying value of the Company’s inventories resulting in inventory write-downs and recoveries.

e.	Business combinations

Management uses judgment in applying the acquisition method of accounting for business combinations and in determining fair values of the identifiable assets and liabilities acquired. The value placed on the acquired assets and liabilities, including identifiable intangible assets, will have an effect on the amount of goodwill or bargain purchase gain that the Company may record on an acquisition. Changes in economic conditions, commodity prices and other factors between the date that an acquisition is announced and when it finally is consummated can have a material difference on the allocation used to record a preliminary purchase price allocation versus the final purchase price allocation which can take up to one year after acquisition to complete.

f.	Decommissioning liabilities

Decommissioning liabilities are recorded as a liability when the asset is initially constructed. The Company has accrued its best estimate of its share of the cost to decommission its mining and milling properties in accordance with existing laws, contracts and other policies. The estimate of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

4. ACQUISITION OF TITAN URANIUM INC.

On December 5, 2011, the Company and Titan Uranium Inc. (“Titan”) entered into an agreement whereby EFI agreed to acquire, by way of a Plan of Arrangement (“Arrangement”), all of the outstanding common shares of Titan. Titan’s primary U.S. mineral property is the Sheep Mountain Project located about 8 miles south of Jeffrey City, Wyoming.

The shareholders of EFI and the shareholders of Titan approved the Arrangement at their respective Special Meetings held on February 10, 2012 and February 14, 2012. The Arrangement has been approved by the Toronto Stock Exchange and was approved by the Supreme Court of British Columbia on February 21, 2012. The acquisition was completed on February 29, 2012.

Pursuant to the Arrangement, Titan shareholders received 0.68 of an EFI common share for each common share of Titan. Under the terms of the Arrangement, all outstanding warrants of Titan became exercisable for common shares in EFI. The number of shares received upon exercise and the exercise price of Titan’s outstanding share purchase warrants were adjusted proportionately to reflect the share exchange ratio. Under the terms of the Arrangement, all Titan options expired on the business day preceding the transaction close date.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

4. ACQUISITION OF TITAN URANIUM INC. (continued)

The cost of acquisition included the fair value of the issuance of the following instruments: 89,063,997 Energy Fuels common shares at C$0.36 per share aggregating to C$32,063,039 ($32,498,519), plus 14,926,881 share purchase warrants of Energy Fuels, with an average exercise price of C$0.63 per share and a fair value of $540,853.

Acquisition costs totaled $1,214,384, including the issuance of 1,256,489 EFI common shares to an associate of a shareholder, valued at $430,772 in satisfaction of the advisory fee, bringing the total purchase price to $34,253,756. The value of the Energy Fuels shares issued was calculated using the share price of the Company’s shares on the date the acquisition closed.

The following weighted average assumptions were used for the Black-Scholes option pricing model to calculate the fair value of the warrants of Titan assumed as part of the acquisition:

Risk-free rate	0.92% - 0.94%
Expected life	0.76 – 1.43 years
Expected volatility	74% - 106%
Expected dividend yield	0.0%

The transaction was accounted for as an asset acquisition and the cost of each item of property, plant and equipment acquired as part of the group of assets acquired was determined by allocating the price paid for the group of assets to each item based on its relative fair value at the time of acquisition.

The aggregate fair values of assets acquired and liabilities assumed were as follows on the acquisition date:

$
89,063,997 common shares of EFI	32,498,519
Fair value of warrants assumed (Note 14)	540,853
Transaction costs incurred	1,214,384
Purchase consideration	34,253,756
The purchase price was allocated as follows:
Cash and cash equivalents	297,878
Marketable securities	3,446,179
Treasury shares	371,096
Prepaid expenses and other assets	221,488
Property, plant and equipment (1)	34,366,047
Restricted cash	2,007,119
Accounts payable and accrued liabilities	(3,025,602)
Loans and borrowings	(1,102,891)
Due to related parties	(1,026,453)
Decommissioning liability	(1,301,105)
Net identifiable assets	34,253,756

(1) The two properties included as part of property, plant and equipment are the Sheep Mountain property in Wyoming and the Green River property located in the San Rafael district of Utah.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

5. ACQUISITION OF DENISON MINES HOLDING CORP. AND WHITE CANYON URANIUM LIMITED

On May 23, 2012, the Company and Denison Mines Corp. (“Denison”) entered into an Arrangement Agreement (“Arrangement”) whereby EFI would acquire from Denison (the “Acquisition”) (i) all of the issued and outstanding shares of Denison Mines Holding Corp. (“DMHC”) (ii) all of the issued and outstanding shares of White Canyon Uranium Limited (“White Canyon”), and (iii) all indebtedness of DMHC, White Canyon and their direct and indirect subsidiaries (collectively, the “Denison US Mining Division”) owing to Denison and any affiliates of Denison (other than members of the Denison US Mining Division). The Terms of the Arrangement required EFI to distribute 425,440,872 common shares to Denison shareholders on a pro-rata basis such that Denison shareholders receive approximately 1.106 common shares of EFI for each common share of Denison owned.

The shareholders of EFI and the shareholders of Denison approved the Arrangement at their respective Special Meetings held on June 25, 2012. The Arrangement was approved by the Toronto Stock Exchange on June 7, 2012 and was approved by the Ontario Superior Court of Justice on June 27, 2012. The Acquisition was completed on June 29, 2012.

The Acquisition of Denison US Mining Division was consistent with EFI’s strategy of building a fully-integrated uranium and vanadium production company in the western U.S. The Acquisition provides a number of benefits including operational synergies, a potential to accelerate the rate of development of EFI’s mineral properties, increase throughput of mill feed and create a strategic platform for continued uranium property consolidation in the western U.S.

The cost of the Acquisition included the fair value of the issuance of 425,440,872 EFI common shares at C$0.19, for a total purchase price of $79,322,174. Acquisition costs totaled $2,564,578, including the issuance of 4,373,917 EFI common shares to Dundee Securities Ltd., valued at $981,300 in satisfaction of the stock component portion of their advisory fee. The value of the Energy Fuels shares issued was calculated using the common share price of the Company’s shares on the date the Acquisition closed.

The transaction was accounted for as a business combination with the Company identified as the acquirer, owing to the fact that post-transaction, Energy Fuels controls the board of directors with eight of the ten board seats, majority of senior management posts, and has overall control of the day-to-day activities of the combined entities. The accounting for the acquisition has been done on a preliminary basis taking into account the information available at the time these consolidated financial statements were prepared.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

5. ACQUISITION OF DENISON MINES HOLDING CORP. AND WHITE CANYON URANIUM LIMITED (continued)

The purchase price allocation remains preliminary and is therefore subject to further adjustment prior to the end of the third quarter of 2013 for the completion of the valuation process and analysis of resulting tax effects. Final valuations of the assets and liabilities are not yet complete due to the timing of the Acquisition and complexities inherent in the valuation process. The Company has adjusted the preliminary purchase price allocation to adjust inventory stockpiles by $10,969,573 as well as to recognize an intangible asset of $15,851,364 for the estimated fair value of customer contracts acquired. The adjustments recorded resulted in an increase in gain on bargain purchase of $4,881,791 from the amount previously reported. The current preliminary aggregate fair values of assets acquired and liabilities assumed were as follows on the Acquisition date:

Purchase price
Issuance of 425,440,872 common shares of EFI	$79,322,174

Fair value of assets and liabilities acquired	Fair Value
Cash and cash equivalents	$552,498
Trade and other receivables	241,493
Inventories	31,530,279
Prepaid expenses and other assets	302,750
Property, plant and equipment	84,941,468
Intangible assets	15,851,364
Restricted cash (1)	24,964,638
Accounts payable and accrued liabilities	(7,802,056)
Deferred revenue	(1,150,275)
Decommissioning liabilities	(13,894,946)
135,537,213
Gain on purchase (2)	(56,215,039)
$79,322,174

(1)

Cash, cash equivalents and fixed income securities posted as collateral for various bonds with state and federal regulatory agencies for estimated reclamation costs associated with the decommissioning liability of the White Mesa mill and plant, property and equipment.

(2)

The Acquisition of DMHC and White Canyon resulted in a preliminary gain on bargain purchase as a result of the excess of the estimated fair value of the assets and liabilities acquired over the purchase price. This gain is preliminary and subject to final fair value adjustments which are expected to be completed by the quarter-ended March 31, 2013.

Pro forma information

Unaudited pro forma results of operations have been prepared as if the Denison US Mining division acquisition had occurred at October 1, 2011. The unaudited pro forma consolidated financial statement information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Any potential synergies that may be realized and integration costs that may be incurred have been excluded from the unaudited pro forma financial statement information. No adjustments were required in this unaudited pro forma consolidated financial statement information as a result of the effects of purchase accounting.

For the year ended September 30, 2012, pro forma consolidated revenue and net income would have been $94.3 million and $18.4 million, respectively. The pro forma net income included a total of $2.5 million of acquisition costs incurred in connection with the acquisition.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

6. MARKETABLE SECURITIES

Marketable securities are classified as available-for-sale, are stated at their fair values, and consist of the following:

	September 30,	September 30,	October 1,
	2012	2011	2010
	$	$	$

Mega Uranium Ltd.
10,000,000 common shares	1,626,512	-	-
	1,626,512	-	-

The Company has classified its investment in Mega Uranium Ltd. (“Mega”) as an available-for-sale investment. During the year ended September 30, 2012, the Company recorded an impairment charge of $1,786,778 in the statement of operations related to the fair value adjustment of this financial asset as it was determined that the decline in market value was significant. If the Company had not recorded the impairment charge of $1,786,778, the Company would have recorded the fair value change in other comprehensive income (loss).

The investment in Mega is classified as Level 1 in the fair value hierarchy outlined in IFRS 7 Financial Instruments: Disclosures as their fair value has been determined based on a quoted price in an active market.

7. TRADE AND OTHER RECEIVABLES

	September 30,	September 30,	October 1,
	2012	2011	2010
	$	$	$
Trade receivables - mineral concentrate sales	12,807,500	-	-
Trade receivables - bond (Note 18)	861,372	-	-
Trade receivables - other	1,044,409	-	-
Notes receivable (1)	554,565	509,154	-
	15,267,846	509,154	-

(1)

Includes $509,154 promissory note receivable from Aldershot Resources Ltd. (“Aldershot”) which holds a 50% interest in the Colorado Plateau Partners LLC (“CPP”) joint venture with EFRC. The promissory note was canceled on October 1, 2012 as a result of EFRC’s acquisition of Aldershot’s 50% joint venture interest in CPP (Note 21).

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

8. INVENTORIES

	September 30,	September 30,	October 1,
	2012	2011	2010
	$	$	$
Uranium concentrates and work-in-progress	11,481,132	-	-
Inventory of ore in stockpiles	17,587,363	-	-
Raw materials and consumables	4,204,181	-	-
	33,272,676	-	-
Inventories - by duration
Current	30,328,167	-	-
Long-term - ore in stockpiles	2,944,509	-	-
	33,272,676	-	-

The current portion of Inventory of ore in stockpiles represents ore that will be processed within the next twelve months of planned mill production.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

9. PROPERTY, PLANT AND EQUIPMENT

	Plant and	Mineral Properties		Total
	equipment	Operating	Pre-development
			and non-operating
Cost
Balance at October 1, 2010	$12,761,467	$-	$17,073,132	$29,834,599
Additions	1,732,143	-	3,469,868	5,202,011
Effect of movements in exchange rates	(216,958)	-	(285,950)	(502,908)
Balance at September 30, 2011	14,276,652	-	20,257,050	34,533,702
Acquisition of Titan Uranium (Note 4)	42,917	-	34,323,130	34,366,047
Acquisition of Denison US Mining	37,866,006	16,561,145	30,508,980	84,936,131
Division (Note 5)
Additions	2,180,305	2,111,595	5,393,725	9,685,625
Disposals	(516,173)	-	-	(516,173)
Balance at September 30, 2012	$53,849,707	$18,672,740	$90,482,885	$163,005,332
Depreciation, depletion, disposals and impairment
Balance at October 1, 2010	$983,568	$-	$-	$983,568
Depreciation for the year	274,456	-	-	274,456
Effect of movements in exchange rates	(16,474)	-	-	(16,474)
Balance at September 30, 2011	1,241,550	-	-	1,241,550
Depreciation for the year	2,663,071	-	-	2,663,071
Depletion for the year	-	2,336,381	-	2,336,381
Disposals for the year	(342,549)	-	-	(342,549)
Impairment (1)	12,027,555	-	11,994,005	24,021,560
Balance at September 30, 2012	$15,589,627	$2,336,381	$11,994,005	$29,920,013

Carrying amounts
At October 1, 2010	$11,777,899	$-	$17,073,132	$28,851,031
At September 30, 2011	$13,035,102	$-	$20,257,050	$33,292,152
At September 30, 2012	$38,260,080	$16,336,359	$78,488,880	$133,085,319

(1)	Impairment of Piñon Ridge Mill

Due to the acquisition of DMHC (Note 5) which resulted in the Company acquiring the White Mesa Mill, a fully operational uranium mill, the Company assessed the recoverable amount of Piñon Ridge Mill site for which the Company is incurring costs to obtain the mill permit. The Company estimated that the recoverable amount of Piñon Ridge Mill site based on fair value less cost to sell, considering comparable sales price per acre for nearby land. Based on the assessment, the carrying value of the Piñon Ridge mill was determined to be $12.0 million higher than its recoverable amount, and an impairment loss was recognized in profit and loss for the year ended September 30, 2012.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

9. PROPERTY, PLANT AND EQUIPMENT (continued)

(2)	Impairment of exploration and evaluation assets

During the year ended September 30, 2012, as a result of the drop in the U3O8 spot price through September 30, 2012, the Company's decisions to place the Beaver and Daneros mines on stand-by status and the fact that the Company has not budgeted any material investment in its exploration and evaluation assets, the Company tested its exploration and evaluation assets (excluding any assets acquired pursuant to the acquisitions of Titan, DMHC and White Canyon) for impairment and recognized an impairment loss of $11,994,005. A summary of the impairment charge by asset is provided below.

	Year ended	Year ended
	September 30,	September 30,
	2012	2011
District and Prospect Name	$	$
US Properties
Whirlwind Mine Area	8,121,492	-
La Sal-Energy Queen District	1,257,610	-
San Rafael Area	4,700	-
Gateway District	470,947	-
Uravan District	488,720	-
Other Areas-WY, NM	-	-
Moab Area	302,148	-
Slick Rock District	397,447	-
Sage Plain District	493,101	-
Subtotal	11,536,165	-
Joint Ventures
Colorado Plateau JV	428,494	-
West Lisbon JV	29,346	-
Total	11,994,005	-

The Company used the precedent transactions method for impairment testing to estimate recoverable amounts and analyzed select transactions which occurred subsequent to the drop in the price of U3O8 following the Fukushima earthquake in Japan which significantly and adversely impacted exploration and development asset valuations in the uranium sector.

Pre-development and non-operating properties

The Company enters into exploration agreements whereby it may earn an interest in certain mineral properties by issuing common shares, making cash option payments and/or incurring expenditures in varying amounts by specified dates.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

9. PROPERTY, PLANT AND EQUIPMENT (continued)

The following is a summary of the carrying value of pre-development non-operating property expenses after giving effect to the impairment of assets discussed above, shown by area of interest:

	September 30,	September 30,	October 1,
	2012	2011	2010
	$	$	$
US Properties
Whirlwind Mine Area	3,325,880	11,084,965	10,438,179
La Sal-Energy Queen District	1,893,570	2,617,001	2,402,205
San Rafael Area	3,203,783	3,189,988	2,014,363
Gateway District	140,369	881,035	772,708
Uravan District	297,881	708,340	569,647
Other Areas-WY, NM	46,156	43,586	3,836
Moab Area	-	296,151	282,604
Slick Rock District	87,574	433,257	377,960
Sage Plain District	975,003	-	-
Colorado Plateau (Note 5) (1)	1,844,080	-	-
Henry Mountains (Note 5) (1)	14,450,296	-	-
Daneros (Note 5) (1)	8,921,745	-	-
Arizona Strip (Note 5) (1)	7,803,000	-	-
Sheep Mountain (Note 4)	34,681,636	-	-
Subtotal	77,670,973	19,254,323	16,861,502
Joint Ventures
Colorado Plateau JV	817,907	974,512	187,455
West Lisbon JV	-	28,215	24,175
Balance	78,488,880	20,257,050	17,073,132

(1)

Properties acquired in the Denison transaction are located in the following areas: the Henry Mountains uranium complex in southern Utah, the Arizona Strip properties in Arizona, the Colorado Plateau properties straddling the Colorado and Utah border, and the Daneros uranium properties in the White Canyon district of southeastern Utah.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

10. INTANGIBLE ASSETS

	Sales contracts	Total
Cost
Balance at October 1, 2010	$-	$-
Additions	-	-
Effect of movements in exchange rates	-	-
Balance at September 30, 2011	-	-
Acquisition of Denison US Mining Division (Note 5)	15,851,364	15,851,364
Balance at September 30, 2012	$15,851,364	$15,851,364

Amortization
Balance at October 1, 2010	$-	$-
Depreciation for the year	-	-
Effect of movements in exchange rates	-	-
Balance at September 30, 2011	-	-
Amortization for the year	1,942,536	1,942,536
Balance at September 30, 2012	$1,942,536	$1,942,536

Carrying amounts
At October 1, 2010	$-	$-
At September 30, 2011	$-	$-

At September 30, 2011	$-	$-
At September 30, 2012	$13,908,828	$13,908,828

Amortization

Amortization is allocated to the cost of inventory and is recognized in selling, general and administrative as inventory is sold.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

11. DECOMMISSIONING LIABILITIES AND RESTRICTED CASH

The following table summarizes the Company’s decommissioning liabilities:

	September 30,	September 30,	October 1,
	2012	2011	2010
	$	$	$
Reclamation obligations, beginning of year	465,752	428,732	285,000
Revision of estimate	(45,953)	37,020	143,732
Liability from acquisition of Titan (Note 4)	1,301,105	-	-
Liability from acquisition of Denison US	13,894,946	-	-
Mining Division (Note 5)
Accretion	108,108	-	-
Reclamation obligations, end of year	15,723,958	465,752	428,732
Site restoration liability by location:
Exploration drill holes	42,550	13,451	12,490
Whirlwind Mine	209,460	222,266	204,546
Energy Queen Mine	216,781	230,035	211,696
Sheep Mountain	1,330,120	-	-
White Mesa Mill	10,469,521	-	-
Colorado Plateau	1,253,141	-	-
Henry Mountains	416,760	-	-
Daneros	74,010	-	-
Arizona Strip	1,711,615	-	-
	15,723,958	465,752	428,732
Site restoration liability:
Current	42,550	13,451	12,490
Non-current	15,681,408	452,301	416,242
	15,723,958	465,752	428,732

The decommissioning and reclamation of the White Mesa mill and U.S. mines are subject to legal and regulatory requirements. Estimates of the costs of reclamation are reviewed periodically by the applicable regulatory authorities. The above accrual represents the Company’s best estimate of the present value of future reclamation costs, discounted using risk-free interest rate ranging from 1.60% to 2.67% based on the 10-year and 20-year US Treasury rates. The total undiscounted decommissioning liability as at September 30, 2012 is $26,646,677 (September 30, 2011 - $491,174) (October 1, 2010 - $ $496,752). Reclamation costs are expected to be incurred between 2013 and 2040.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

11. DECOMMISSIONING LIABILITIES AND RESTRICTED CASH (continued)

Restricted cash, which is held by or for the benefit of regulatory agencies to settle these future obligations, are comprised of the following:

	September 30,	September 30,
	2012	2011
	$	$
Restricted cash, beginning of year	2,563,974	1,031,525
Restricted cash from acquisition of Titan (Note 4)	2,007,119	-
Restricted cash from acquisition of Denison US Mining Division (Note 5)	24,964,638	-
Additions (returns) for the year	(1,010,361)	1,532,449
Restricted cash, end of year	28,525,370	2,563,974

Mill and mine reclamation

The Company has cash, cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah, the applicable state regulatory agencies in Colorado and Arizona and the U.S. Bureau of Land Management for estimated reclamation costs associated with the White Mesa mill and mining properties. Cash equivalents are short-term highly liquid investments with original maturities of three months or less. The restricted cash will be released when the Company has reclaimed a mineral property. During the year ended September 30, 2012, the Company had a net return of $1,010,361 from its collateral account (September 30, 2011 – ($1,532,449)).

12. LOANS AND BORROWINGS

The contractual terms of the Company’s interest-bearing loans and borrowings, which are measured at amortized cost, are as follows.

	September 30,	September 30,	October 1,
	2012	2011	2010
	$	$	$
Current portion of loans and borrowings
Secured note (1)	250,180	-	-
Convertible debentures (2)	354,156	-	-
Finance leases and other	119,339	1,076	14,721
	723,675	1,076	14,721
Long-term loans and borrowings
Secured note (1)	602,313	-	-
Convertible debentures (2)	21,749,517	-	-
Finance leases and other	413,422	-	1,085
	22,765,252	-	1,085

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

12. LOANS AND BORROWINGS (continued)

Terms and debt repayment schedule

Terms and conditions of outstanding loans were as follows:

				September 30,		September 30,
				2012		2011		October 1, 2010
				$		$		$
		Nominal
		interest	Year of		Carrying		Carrying		Carrying
	Currency	rate	maturity	Face value	amount	Face value	amount	Face value	amount

Secured note (1)	USD	-	2016	1,125,720	852,493	-	-	-	-
Convertible debentures (2)	USD	8.5%	2017	22,364,542	22,103,673	-	-	-	-
Finance leases and other	USD	-	2013 -2017	566,212	532,761	1,118	1,118	16,145	16,145
				24,056,474	23,488,927	1,118	1,118	16,145	16,145

(1)

On October 12, 2011 the Company issued a secured note to Nuclear Energy Corporation LLC (“NUECO”) in the amount of $1,125,720 for the assignment of the Skidmore Mineral Lease (“Skidmore”). To date the Company has transferred cash in the amount of $125,000 to NUECO in accordance with the terms of the agreement. The remaining balance of the note is repayable on the following schedule: October 13, 2012 ($250,180), October 13, 2013 ($250,180), October 13, 2014 ($250,180), and October 13, 2015 ($250,180). This note is secured by the Skidmore lease. The current portion of this note is $250,180 and was paid as agreed on October 13, 2012.

(2)

On July 24, 2012 the Company completed a bought deal public offering of 22,000 floating-rate convertible unsecured subordinated debentures maturing June 30, 2017 (the “Debentures”). The Debentures were issued at a price of C$1,000 ($979.60 per Debenture for gross proceeds of C$22,000,000 ($21,551,200) (the “Offering”). The Debentures are convertible into common shares at the option of the holder at a conversion price of C$0.30 per common share. Interest is paid in cash and in addition, unless an event of default has occurred and is continuing, the Company may elect, from time to time, subject to applicable regulatory approval, to satisfy its obligation to pay interest on the Debentures, on the date it is payable under the indenture (i) in cash; (ii) by delivering sufficient common shares to the debenture trustee, for sale, to satisfy the interest obligations in accordance with the indenture in which event holders of the Debentures will be entitled to receive a cash payment equal to the proceeds of the sale of such common shares; or (iii) any combination of (i) and (ii).

The Debentures will accrue interest, payable semi-annually in arrears on June 30 and December 31 of each year at a fluctuating rate, of not less than 8.5% and not more than 13.5%, indexed to the simple average spot price of uranium as reported on the Ux Weekly Indicator Price. Interest can be paid in cash or issuance of the Company’s common shares. The Debentures may be redeemed in whole or part, at par plus accrued interest and unpaid interest by the Company between June 30, 2015 and June 30, 2017 subject to certain terms and conditions, provided the volume weighted average trading price of the common shares of the Company on the TSX during the 20 consecutive trading days ending five days preceding the date on which the notice of redemption is given is not less than 125% of the conversion price.

Upon redemption or at maturity, the Company will repay the indebtedness represented by the Debentures by paying to the debenture trustee in Canadian dollars an amount equal to the aggregate principal amount of the outstanding Debentures which are to be redeemed or which have matured, as applicable, together with accrued and unpaid interest thereon.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

12. LOANS AND BORROWINGS (continued)

Subject to any required regulatory approval and provided no event of default has occurred and is continuing, the Company has the option to satisfy its obligation to repay the $1,000 principal amount of the Debentures, in whole or in part, due at redemption or maturity, upon at least 40 days’ and not more than 60 days’ prior notice, by delivering that number of common shares obtained by dividing the $1,000 principal amount of the Debentures maturing or to be redeemed as applicable, by 95% of the volume-weighted average trading price of the common shares on the TSX during the 20 consecutive trading days ending five trading days preceding the date fixed for redemption or the maturity date, as the case may be. The debentures are classified as FVTPL where the debentures are measured at fair value and changes are recognized in profit and loss. For the year ended September 30, 2012 the Company recorded a gain on revaluation of convertible debentures of $600,556 and transaction costs of $2,355,250 were expensed in profit and loss (2011 – nil).

13. RELATED PARTY TRANSACTIONS

(1)

During the year ended September 30, 2012, Dundee Securities Ltd. served as one of the co-lead underwriters for the bought deal public offering of 22,000 floating -rate convertible unsecured subordinated debentures and received underwriting fees totaling $471,610. Dundee Securities Ltd. is a subsidiary of Dundee Corp., a shareholder of the Company which has two representatives on the Company's Board of Directors.

(2)	During the year ended September 30, 2012, Dundee Securities Ltd. served as the Company’s lead agent for a private placement which closed June 29, 2012 and received agency fees totaling $264,410.

(3)

During the year ended September 30, 2012, Dundee Securities Ltd. served as the Company’s financial advisor for the acquisition of DMHC which closed June 29, 2012 and received advisory fees totaling $1,471,929 in cash and EFI common shares

(4)

During the year ended September 30, 2012, Dundee Securities Ltd. served as the Company’s financial advisor for the Titan transaction which closed February 29, 2012 and received advisory fees totaling $710,000 in cash and EFI common shares.

(5)

The Company had recorded a loan in the amount of C$1,033,178 payable to Pinetree Resource Partnership (“Pinetree”), representing principal and interest due on loan advances made to Titan in December 2011 and January 2012. Pinetree is a shareholder of the company and has three representatives on the Company’s Board of Directors. This loan has since been repaid in full.

Key management personnel compensation

Key management includes the Company’s Chief Executive Officer (CEO), Chief Financial Officer (CFO), Chief Operating Officer (COO), Chief Accounting Officer (CAO), General Counsel and Secretary and the directors. In addition to their salaries or directors fees, executive officers and directors also participate in the Company’s stock option plan (see Note 16).

Key management personnel compensation is comprised of the following:

	Year ended	Year ended
	September 30,	September 30,
	2012	2011
Salaries and short-term employee benefits	$1,106,648	$887,527
Share-based payments	2,983,188	479,345
	$4,089,836	$1,366,872

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

14. CAPITAL STOCK AND CONTRIBUTED SURPLUS

Authorized capital stock

The Company is authorized to issue an unlimited number of Common Shares without par value, unlimited Preferred Shares issuable in series, and unlimited Series A Preferred Shares. The Series A Preferred shares are non-redeemable, non-callable, non-voting and with no right to dividends. The Preferred shares issuable in series will have the rights, privileges, restrictions and conditions assigned to the particular series upon the Board of Directors approving their issuance.

Issued capital stock

The issued and outstanding capital stock consists of Common Shares as follows:

	September 30, 2012		September 30, 2011
	Shares	Amount $	Shares	Amount $
Balance, beginning of year	123,999,665	60,051,575	97,188,999	50,431,482
Shares issued for Titan Uranium asset purchase (Note 4)	89,063,997	32,498,519	-	-
Shares issued for Titan advisory fees (Note 4)	1,256,489	430,772	-	-
Shares issued for Denison US Mining merger (Note 5)	425,440,872	79,322,174	-	-
Shares issued for Denison US Mining advisory fees (Note 5)	4,373,917	981,300	-	-
Shares and warrants issued for public offering (1)	-	-	23,000,000	7,538,234
Share issuance costs - public offering	-	-	-	(433,805)
Share issuance costs - agent warrants	-	-	-	(426,439)
Shares and warrants issued for private placement (2)	35,500,500	6,548,820	-	-
Share issuance costs - private placement	-	(722,100)	-	-
Stock options exercised	16,667	5,385	1,482,700	889,124
Shares issued in consideration for advance royalty payments (3)	-	-	217,004	244,430
Shares issued in consideration for property acquisitions (3)	-	-	2,110,962	2,222,938
Share issuance costs - other (3)	-	-	-	(414,389)
Treasury shares (4)	(1,046,067)	(371,096)	-	-
Balance, end of year	678,606,040	178,745,349	123,999,665	60,051,575

(1)

On March 31, 2011, the Company completed a public offering for net proceeds of $10,836,557, net of cash costs totaling $996,943. A total of 23,000,000 units were issued at a price of C$0.50, with each unit comprising one Common Share and one- half of a warrant. Each whole warrant entitles the holder to purchase one Common Share at a price of C$0.65 per share until March 31, 2015. The fair value of the 11,500,000 full warrants that were issued on completion of the sale totaled $4,295,266 and this value was recorded in share purchase warrants which are a separate component of shareholders’ equity.

(2)

On June 21, 2012, the Company completed an equity private placement of 35,500,500 non-transferable subscription receipts at a price of C$0.23 per subscription receipt for gross total proceeds of $C8,165,115 ($8,012,427). Each subscription receipt was exchangeable into one unit of the Company upon completion of the acquisition of the US Mining Division of Denison Mines Corp. Each unit consisted of one common share and one- half of one warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of C$0.27 until June 22, 2015. The fair value of the 17,750,250 full warrants that were issued on the completion of the private placement totaled $1,463,607 and this value was recorded in contributed surplus which is a separate component of shareholders’ equity.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

14. CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

(3)

In November 2010 and in June 2011, the Company issued 217,004 common shares valued at $244,430 for the payment of advanced royalties. In February 2011, the Company issued 1,046,067 common shares valued at $1,210,487 to Titan Uranium Corp to acquire a 100% interest in the Hollie claim group. In addition, the Company issued 1,064,895 common shares valued at $1,012,451 to Nuvemco, LLC to acquire the Calliham mining lease. Share issuance costs related to these issuances as well as fees associated with the March 2011 short form prospectus totaled $414,389.

(4)

As a result of the Company’s acquisition of Titan the Company acquired ownership of 1,046,067 shares of EFI common stock. Such shares are treated as treasury shares at September 30, 2012 and are shown as a reduction of equity.

Share Purchase Warrants

		Exercise Price	Warrants
Month Issued	Expiry Date	C$	Issued
March 2011	March 31, 2015	0.65	11,500,000
March 2011 (1)	October 1 2012	0.50	1,610,000
February 2012 (2)	November 30, 2012	0.74	1,486,725
February 2012 (2)	November 30, 2012	0.66	12,216,764
February 2012 (2)	November 30, 2012	0.44	883,392
February 2012	August 3, 2013	0.31	340,000
June 2012	June 22, 2015	0.27	17,750,250

(1)	These warrants expired unexercised on October 1, 2012

(2)	These warrants expired unexercised on November 30, 2012

	Weighted
	Average
	Exercise Price	September 30,	September 30,
	C$	2012	2011
Balance, beginning of year	0.63	13,110,000	-
Warrants issued in connection with public offering	0.65	-	11,500,000
Agent warrants issued in connection with public offering	0.50	-	1,610,000
Warrants issued in exchange for Titan Warrants (Note 4)	0.63	14,926,881	-
Warrants issued in connection with private placement	0.27	17,750,250	-
Balance, end of year	0.49	45,787,131	13,110,000

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

14. CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

	September 30,	September 30,
	2012	2011
	$	$
Balance, beginning of year	4,158,567	-
Warrants issued in connection with public offering (1)	-	4,295,266
Share issuance costs	-	(563,138)
Agent warrants issued in connection with public offering (2)	-	426,439
Warrants issued in exchange for Titan Warrants (Note 4) (3)	540,853	-
Warrants issued in connection with private placement (4)	1,463,607	-
Share issuance costs	(161,383)	-
Balance, end of year	6,001,644	4,158,567

(1)

The following weighted average assumptions were used for the Black-Scholes option pricing model to calculate the $4,295,266 of fair value for the 11,500,000 warrants issued in connection with the public offering:

Risk-free rate	2.14%
Expected life	4 years
Expected volatility	105%
Expected dividend yield	0.0%

(2)

The following weighted average assumptions were used for the Black-Scholes option pricing model to calculate the $426,439 of fair value for the 1,610,000 agent warrant issued in connection with the public offering:

Risk-free rate	2.14%
Expected life	1.5 years
Expected volatility	105%
Expected dividend yield	0.0%

(3)

The following weighted average assumptions were used for the Black-Scholes option pricing model to calculate the $540,853 of fair value for the 14,926,881 Titan warrants assumed as part of the acquisition:

Risk-free rate	0.92% - 0.94%
Expected life	0.76 – 1.43 years
Expected volatility	74% - 106%
Expected dividend yield	0.0%

(4)

The following weighted average assumptions were used for the Black-Scholes option pricing model to calculate the $1,463,607 of fair value for the 17,750,250 warrants issued in connection with the private placement:

Risk-free rate	1.22%
Expected life	3.0 years
Expected volatility	82%
Expected dividend yield	0.0%

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

14. CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

Contributed surplus

	September 30,	September 30,
	2012	2011
	$	$
Balance, beginning of year	13,808,989	13,199,345
Share-based compensation	4,099,129	869,831
Stock options exercised	(2,060)	(260,187)
Balance, end of year	17,906,058	13,808,989

15. EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share

The calculation of basic earnings per share at September 30, 2012 was based on the net income (loss) attributable to common shareholders of $16,973,227 (2011 – ($3,567,272)), and a weighted average number of common shares outstanding of 294,908,791 (2011 – 111,376,261).

Weighted average number of common shares (basic)

The following is a reconciliation of weighted average shares outstanding for the years ended September 30, 2012 and 2011:

	Year Ended	Year Ended
	September 30,	September 30,
	2012	2011
Issued common shares at September 30	123,999,665	97,188,999
Effect of own shares held	(613,311)	-
Effect of share options exercised	7,626	1,165,433
Effect of shares issued related to a business combination	109,514,453	-
Effect of shares issued in an asset acquisition	52,955,025	1,490,322
Effect of shares issued in an equity financing	9,045,333	11,531,507
Balance, end of year	294,908,791	111,376,261

Diluted earnings (loss) per share

The calculation of diluted earnings per share at September 30, 2012 was based on net income (loss) attributable to common shareholders of $16,973,227 (2011 – ($3,567,272)) and a weighted average number of common shares outstanding of 295,124,856 (2011 – 111,376,261), after adjustment for the effects of all potential dilutive common shares, calculated as follows:

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

15. EARNINGS (LOSS) PER SHARE (continued)

Weighted average number of common shares (diluted)

	Year Ended	Year Ended
	September 30,	September 30,
	2012	2011
Weighted average number of common shares (basic)	294,908,791	111,376,261
Effect of share options issued	216,065	-
Weighted average number of common shares (diluted)	295,124,856	111,376,261

At September 30, 2012, 76,004,931 options and warrants (2011 – 19,730,300) were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

16. SHARE-BASED PAYMENTS

Stock options

The Company has established a stock option plan whereby the Board of Directors may grant options to employees, directors and consultants to purchase common shares of the Company. The maximum number of authorized but unissued shares available to be granted under the plan shall not exceed 10% of its issued and outstanding common shares. The exercise price of the options is set at the Company’s closing share price on the day before the grant date.

For the year ended September 30, 2012, the Company granted 25,146,000 stock options (2011 – 1,880,000) to its employees, directors and consultants recording stock-based compensation expense of $3,635,846, net of $456,959 that was capitalized (2011 - $704,785, net of $129,166 capitalized). In addition, the Company also recorded stock-based compensation expense of $6,324 (2011 - $35,880) for those stock options granted in a prior year and which vested during the current year. Offsetting amounts were recognized as contributed surplus in the year.

The fair value of stock options granted to employees, directors and consultants was estimated on the dates of the grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the year:

Risk-free rate	1.05% - 1.26%
Expected life	3.0 – 4.50 years
Expected volatility	93% - 102%
Expected dividend yield	0.0%

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

16. SHARE-BASED PAYMENTS (continued)

The fair value of stock options granted during the year ended September 30, 2012 and 2011 is as follows:

	Year Ended	Year Ended
	September 30, 2012	September 30, 2011
	$	$
75,000 options granted at C$0.62 on 10/18/10	-	33,641
50,000 options granted at C$0.71 on 11/10/10	-	24,474
1,755,000 options granted at C$0.51 on 04/13/11	-	779,782
5,840,000 options granted at C$0.31 on 03/07/12	1,308,162	-
136,000 options granted at C$0.39 on 03/07/12	22,608	-
680,000 options granted at C$0.86 on 03/07/12	110,785	-
3,240,000 options granted at C$0.23 on 08/13/12	400,982	-
13,925,000 options granted at C$0.23 on 08/27/12	2,065,635	-
1,225,000 options granted at C$0.23 on 09/01/12	170,152	-
100,000 options granted at C$0.23 on 09/17/12	14,481	-
Value of stock options granted	4,092,805	837,897

The summary of the Company’s stock options at September 30, 2012 and 2011, and the changes for the fiscal years ending on those dates is presented below:

	As at September 30, 2012			As at September 30, 2011
		Weighted		Range of	Weighted
	Range of	Average		Exercise	Average
	Exercise Prices	Exercise Price	Number of	Prices	Exercise Price	Number of
	C$	C$	Options	C$	C$	Options
Balance, beginning of year	0.16 - 2.25	0.59	6,620,300	0.16 - 2.25	0.60	6,543,000
Transactions during the year:
Granted	0.23 - 0.86	0.27	25,146,000	0.51 - 0.71	0.52	1,880,000
Exercised	0.20	0.20	(16,667)	0.20 - 0.45	0.43	(1,482,700)
Forfeited	0.20 - 2.25	0.39	(643,333)	2.25	2.25	(125,000)
Expired	0.45	0.45	(68,500)	0.45	0.45	(195,000)
Balance, end of year	0.16 - 2.25	0.33	31,037,800	0.16 - 2.25	0.59	6,620,300

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

16. SHARE-BASED PAYMENTS (continued)

The following table reflects the actual stock options issued and outstanding as of September 30, 2012:

		Remaining	Number of	Number of	Number of
	Exercise Price	Contractual	Options	Options	Options
Expiry Date	C$	Life (Years)	Outstanding	Vested	Unvested
Nov-2012	0.45	0.12	481,800	481,800	-
Jan-2013	2.25	0.27	700,000	700,000	-
Feb-2014	0.35	1.35	600,000	600,000	-
Jul-2014	0.35	1.79	580,000	580,000	-
Oct-2014	0.35	2.06	150,000	150,000	-
Jun-2015	0.16	2.72	12,500	12,500	-
Jul-2015	0.20	2.78	795,000	795,000	-
Jul-2015	0.17	2.81	12,500	12,500	-
Aug-2015	0.30	2.85	900,000	900,000	-
Oct-2015	0.62	3.05	75,000	75,000	-
Nov-2015	0.71	3.11	50,000	50,000	-
Apr-2016	0.51	3.54	1,665,000	1,665,000	-
Mar-2015	0.39	2.43	136,000	136,000	-
Mar-2016	0.86	3.44	680,000	680,000	-
Mar-2017	0.31	4.44	5,710,000	5,710,000	-
Aug-2017	0.23	4.87	3,240,000	3,240,000	-
Aug-2017	0.23	4.91	13,925,000	13,925,000	-
Sep-2017	0.23	4.92	1,225,000	1,225,000	-
Sep-2017	0.23	4.97	100,000	100,000	-
		4.26	31,037,800	31,037,800	-

17. INCOME TAXES

The components of income tax expense (recovery) at September 30, 2012 and 2011 is as follows:

	September 30,	September 30,
	2012	2011
Current income tax:	$-	$-
Deferred income tax:	-	-
	$-	$-

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

17. INCOME TAXES (continued)

A reconciliation of income tax expense (recovery) and the product of accounting income before income tax, multiplied by the combined Canadian federal and provincial statutory income tax rate for the years ended September 30, 2012 and 2011 is as follows:

	Year ended	Year ended
	September 30,	September 30,
	2012	2011
Income (loss) before income taxes	$16,973,200	$(3,567,300)
Combined federal and provincial rate	26.88%	28.75%

Expected income tax expense (recovery)	4,562,400	(1,025,600)

Stock based compensation	979,000	212,600
Non-taxable items	(15,219,700)	(55,100)
Foreign tax rate differences	2,971,900	(243,900)
Change in previously unrecognized temporary differences	6,706,400	1,112,000
Income tax expense (recovery)	$-	$-

The significant components of the Company's deferred income tax assets (liabilities) are as follows:

	September 30,	September 30,	September 30,
	2012	2011	2010

Deferred tax asset:
Net operating losses	$9,306,600	$81,000	$14,000
Deferred income tax asset	9,306,600	81,000	14,000

Deferred tax liabilities:
Intangibles	(5,695,700)	-	-
Property, plant and equipment	(1,895,800)	(81,000)	(14,000)
Inventories and short-term investments	(1,715,100)	-	-
	(9,306,600)	(81,000)	(14,000)
Deferred tax assets - net	$-	$-	$-

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized, as at September 30, 2012 is $55,773,000 (September 30, 2011, - nil).

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	September 30,	September 30,	September 30,
	2012	2011	2010
Non capital losses	$164,173,100	$27,704,400	$23,125,300
Mineral properties and deferred costs	28,958,500	9,587,600	10,339,700
Reclamation and remediation obligations	15,724,000	421,700	347,000
Other	6,405,100	1,573,900	1,440,000

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

17. INCOME TAXES (continued)

At September 30, 2012 and September 30, 2011 the Company did not recognize the benefit related to the deferred tax assets for the above related items in the financial statements as management did not consider it probable that the Company will be able to realize the deferred tax assets in the future.

The following table summarizes the Company's non-capital losses and net operating losses that can be applied against future taxable profit.

Country	Type	Amount	Expiry Date
Canada	Non-capital losses	$32,841,000	2014 - 2032
United States	Net operating losses	154,060,000	2026 - 2032

18. SUPPLEMENTAL FINANCIAL INFORMATION

The components of revenues are as follows:

	September 30,	September 30,
	2012	2011
	$	$

Uranium concentrates	24,939,386	-
Alternate feed processing and other	88,224	-
Revenues	25,027,610	-

The components of finance income are as follows:

	September 30,	September 30,
	2012	2011
	$	$
Interest income	183,463	11,492
Finance income	183,463	11,492

The components of finance expense are as follows:

	September 30,	September 30,
	2012	2011
	$	$
Accretion	(108,108)	-
Interest expense	(462,627)	(396)
Foreign exchange loss	(295,279)	383,783
Gain on revaluation of convertible debentures	600,556	-
Impairment of marketable securities	(1,786,778)	-
Finance expense	(2,052,236)	383,387

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

18. SUPPLEMENTAL FINANCIAL INFORMATION (continued)

A summary of transaction costs recognized in the consolidated statement of comprehensive income (loss) is as follows:

	September 30,	September 30,
	2012	2011
	$	$
Acquisition of Denison US Mining Division	2,534,578	-
Convertible debentures	2,355,250	-
Transaction costs	4,889,828	-

A summary of depreciation, depletion and amortization expense recognized in the consolidated financial statements is as follows:

	September 30,	September 30,
	2012	2011
	$	$
Recognized in production cost of sales	760,619	-
Recognized in inventories	2,965,793	-
Recognized in property, plant and equipment	1,198,147	165,425
Recognized in selling, general and adminstrative	2,017,429	109,031
Depreciation, depletion and amortization	6,941,988	274,456

A summary of employee benefits expense recognized in the consolidated financial statements is as follows:

	September 30,	September 30,
	2012	2011
	$	$
Recognized in property, plant and equipment
Salaries and short-term employee benefits	6,248,320	184,512
Share-based compensation	456,959	424,140
	6,705,279	608,652
Recognized in statement of comprehensive income (loss)
Salaries and short-term employee benefits	2,595,541	1,187,484
Share-based compensation	3,642,170	311,518
	6,237,711	1,499,002
Employee benefits expenses	12,942,990	2,107,654

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

18. SUPPLEMENTAL FINANCIAL INFORMATION (continued)

The change in non-cash working capital items in the consolidated statements of cash flows is as follows:

	September 30,	September 30,
	2012	2011
	$	$
Change in non-cash working capital items:
Change in trade and other receivables	(14,517,199)	-
Change in inventories	5,985,840	-
Change in prepaid expenses and other assets	232,661	(347,045)
Change in accounts payable and accrued liabilities	(111,969)	23,396
Change in non-cash working capital items	(8,410,667)	(323,649)

19. COMMITMENTS AND CONTINGENCIES

General legal matters

The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Mineral property commitments

The Company enters into commitments with federal and state agencies and private individuals to lease mineral rights. These leases are renewable annually and are expected to total $1.9 million for the year ended September 30, 2013.

Piñon Ridge Mill license bonding

On June 13, 2012, Denver District Court ruled in favor of the Colorado Department of CDPHE and the Company on the ten substantive environmental, health and safety claims in the case challenging CDPHE’s issuance of a radioactive materials license (“License”) for the operation of the proposed Piñon Ridge Mill. The Judge ruled partially in favor of the Plaintiffs, Sheep Mountain Alliance and the Towns of Telluride and Ophir, Colorado, on one procedural claim, ordering a time-limited administrative hearing on the issuance of the License. The License has been set aside, pending the outcome of the hearing. The hearing was conducted on November 7 – 13, 2012 and a new licensing decision must be issued by CDPHE within 270 days of July 5, 2012.

In 2011, the Company transferred $844,400 in cash to CDPHE for the Long-term Care Fund component and submitted a surety bond in the amount of $1,373,900 to CDPHE as the first prepayment of the decommissioning warranty component. To fulfill the terms of the surety bond arrangement with the third-party provider, the Company deposited $686,950 cash collateral with the provider. As of September 30, 2012 CDPHE had agreed to release the funds for the $844,400 long-term care fund cash bond with interest and that money was subsequently received on October 10, 2012. In addition, CDPHE had agreed to release the decommissioning liability. These funds were released in November 2012. If the radioactive materials license were to be reissued these funds would be resubmitted to CPDHE.

Three additional prepayments of the decommissioning warranty were to be completed under the terms of the License. In February 2012, CDPHE approved the Company’s request to defer its remaining financial assurance payments until the next construction season. The timetable for submitting the remaining payments was revised to September 7, 2012 ($2,898,260), March 7, 2013 ($6,401,920) and September 7, 2013 ($396,810). These payments are delayed indefinitely pending the outcome of the hearing.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

19. COMMITMENTS AND CONTINGENCIES (continued)

The Company is committed to payments under various operating leases and purchase agreements. The future minimum payments are as follows:

	2013	2014	2015	2016	2017	Thereafter	Total
As at September 30, 2012	$	$	$	$	$	$	$
Rent (1)	491,182	527,940	540,371	369,383	369,735	-	2,298,611
Office expenses	37,989	31,913	2,918	-	-	-	72,821
Consumable materials contracts	4,679,065	-	-	-	-	-	4,679,066
Reclamation expenditures	42,550	1,704,020	761,804	-	-	24,138,303	26,646,677
	5,250,785	2,263,873	1,305,092	369,383	369,735	24,138,303	33,697,175

(1)	Included are the Company’s new office lease and the lease for office space occupied by Denison which has been sublet beginning January 1, 2013.

20. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Fair value hierarchy:

Financial instruments recorded at fair value on the balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The three levels of fair value hierarchy are:

Level 1 – Reflects inputs based on quoted prices in active markets for identical assets or liabilities.
Level 2 – Reflects inputs other than quoted prices that are observable for the asset or liability either directly or indirectly.
Level 3 – Reflects inputs that are not based on observable market data.

The following table illustrates the classification of the Company’s financial instruments carried at fair value within the fair value hierarchy as of September 30, 2012:

	Level 1	Level 2	Level 3	Total
Marketable securities	1,626,512	-	-	1,626,512
Convertible debentures	22,103,673	-	-	22,103,673
	$23,730,185	$-	$-	$23,730,185

(b) Fair values:

As at September 30, 2012, the fair values of cash and cash equivalents, restricted cash, short-term deposits, receivables, accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.

(c) Credit risk:

Credit risk relates to cash and cash equivalents and trade and other receivables and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for any counterparty based on that counterparty’s credit rating. The Company’s sales are attributable mainly to three multinational utilities. As at September 30, 2012, the Company’s maximum exposure to credit risk was the carrying value of cash and cash equivalents, trade receivables and taxes recoverable.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

20. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The aging of trade and other receivables at the reporting date that were not impaired were as follows:

	September 30,	September 30,
	2012	2011
	$	$
Neither past due or impaired	15,267,846	509,154
Past due 1-30 days	-	-
Past due 31-90 days	-	-
Past due 91-120 days	-	-
	15,267,846	509,154

(d) Liquidity risk:

Liquidity risk is the risk the Company will not be able to meet the obligations associated with its financial liabilities. The Company manages liquidity risk through the management of its capital structure as outlined in Note 12 and 14. The Company has $44,080,305 of working capital as at September 30, 2012 (2011 - $6,788,823). Accounts payable and accrued liabilities, current portion of notes payable and current taxes payable are due within the current operating period. The Company’s financial liabilities and other commitments are listed in Notes 11 and 19.

The following are the contractual maturities of financial liabilities (undiscounted) outstanding as at September 30, 2012:

	< 1 year	1 to 2 years	2 to 5 years	Thereafter	Total
Accounts payable and accrued liabilities	$15,347,239	$-	$-	$-	$15,347,239
Loans and borrowings	2,161,166	2,161,166	24,775,888	-	29,098,220
	$17,508,405	$2,161,166	$24,775,888	$-	$44,445,459

(e) Foreign Currency Risk:

The foreign exchange risk relates to the risk that the value of financial commitments, recognized assets or liabilities will fluctuate due to changes in foreign currency rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

The following table summarizes, in United States dollar equivalents, the Company’s major foreign currency exposures as of September 30, 2012:

Cash and cash equivalents	$7,877,164
Total	$7,877,164

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

20. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The table below summarizes a sensitivity analysis for significant unsettled currency risk exposure with respect to the Company’s financial instruments as at September 30, 2012 with all other variables held constant. It shows how net income would have been affected by changes in the relevant risk variable that were reasonably possible at that date.

	Change for	Increase (decrease) in net
	Sensitivity Analysis	income
Strengthening net earnings	+1% change in U.S. dollar	$77,488
Weakening net earnings	-1% change in U.S. dollar	($77,488)

(f) Interest rate risk:

The Company is also exposed to an interest rate risk associated with the convertible debentures which is based on the spot market price of U3O8. The Company does not use derivatives to manage interest rate risk. The following chart displays the interest rate at various U3O8 price levels.

UxC U3O8 Weekly Indicator Price	Annual Interest Rate
Up to $54.99	8.50%
$55.00 – $59.99	9.00%
$60.00 – $64.99	9.50%
$65.00 – $69.99	10.00%
$70.00 – $74.99	10.50%
$75.00 – $79.99	11.00%
$80.00 – $84.99	11.50%
$85.00 – $89.99	12.00%
$90.00 – $94.99	12.50%
$95.00 – $99.99	13.00%
$100 and above	13.50%

(g) Capital management:

The Company’s objectives, when managing capital, are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to develop its mining properties into production and to maintain investor, creditor and market confidence to sustain the future development of the business. The Company considers its capital structure to include share capital and working capital.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may, from time to time, issue new shares, issue new debt (secured, unsecured, convertible and/or other types of debt instruments), acquire or dispose of assets or adjust its capital spending to manage its ability to continue as a going concern.

As of September 30, 2012, the Company is not subject to any externally imposed capital requirements.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

21. SUBSEQUENT EVENTS

Acquisition of Joint Venture Interests

On October 1, 2012, EFRC and Aldershot Resources Ltd. completed the acquisition, by way of a Purchase Agreement (“Agreement”), of Aldershot's 50% membership interest in Colorado Plateau Partners LLC and Arizona Strip Partners LLC (“ASP”). Pursuant to the Agreement, Aldershot received $750,000 in cash, cancellation of debt owed by Aldershot to EFRC of $559,835 including a note receivable of $509,154, and 3,527,570 shares of EFI common stock.

CPP holds a majority of the properties in the Sage Plain Project Area including the Calliham lease, the Crain lease, four Utah State leases and 94 unpatented mining claims on BLM land. As a result of the acquisition, EFRC now owns 100% of the Sage Plain Project.

The transaction will be accounted for as an asset purchase and the cost of each item of property, plant and equipment acquired as part of the group of assets acquired will be determined by allocating the price paid for the group of assets to each item based on its relative fair value at the time of acquisition. As of September 30, 2012 EFRC had incurred costs of $37,879 related to the transaction and those costs have been capitalized.

22. TRANSITION TO IFRS

Overview

These are the Company’s first audited annual consolidated financial statements for the year ended September 30, 2012 to be presented in accordance with IFRS.

First-time adoption of IFRS

The adoption of IFRS requires the application of IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS effective at the end of an entity’s first annual IFRS reporting period. However, IFRS 1 also provides for certain optional exemptions and mandatory exemptions to the retrospective treatment.

The Company has elected to apply the following optional exemptions in its preparation of its opening IFRS consolidated statement of financial position as at October 1, 2010, the Company’s “Transition Date”.

  To apply IFRS 2 Share -based Payment only to equity instruments which were issued after November 7, 2002 and had not vested by the Transition Date.
  To apply IFRS 1 First Time Adoption of International Financial Reporting Standards to foreign currency translation reserves. The Company elected to reset all foreign translation gains and losses to zero in accumulated deficit at October 1, 2010. The foreign currency translation reserve balance at October 1, 2010 was $4,535,925. The application of the exemption had no impact on net equity.

IFRS 1 does not permit changes to estimates that have been made previously. Estimates used in the preparation of the Company’s opening IFRS statement of financial position, and other comparative information restated to comply with IFRS, are consistent with those made previously under current Canadian GAAP.

Changes to accounting policies

The adoption of IFRS resulted in changes to the accounting policies as compared to the most recent annual financial statements prepared under Canadian GAAP. Accounting policies have been changed to be consistent with IFRS The following summarizes the significant changes to the Company’s accounting policies on adoption of IFRS, and the effect on the Company’s opening IFRS consolidated statement of financial position.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

22. TRANSITION TO IFRS (continued)

Changes in accounting policies from interim financial statements

IFRS 1 allows a first-time adopter of IFRS to make changes to accounting policies without restatement from its interim financial statements prior to publishing its first annual financial statements under IFRS. The Company has determined that it will present its statement of comprehensive income by function of expense; the Company previously published interim financial statements by nature of expense.

Property, plant and equipment

IFRS requires the Company to choose, for each class of equipment, either the cost model or the revaluation model. The Company has selected the cost model in accounting for all of its capital assets.

The Company has changed its accounting policy to reflect the requirement under IFRS that when an item of property, plant and equipment that is comprised of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment and amortized over their respective useful lives. This change in accounting policy had no impact on the Company’s consolidated financial statements.

Upon transition to IFRS, the Piñon Ridge mill site and all intangible costs incurred to obtain the mill license are now presented in property, plant and equipment in accordance with IAS 16 Property, Plant and Equipment. This resulted in the reclassification of $11,297,478 and $12,762,815 from exploration and evaluation costs to property, plant and equipment as at October 1, 2010 and September 30, 2011, respectively.

Impairment of assets

IFRS requires a write down of assets if the recoverable amount is less than its carrying value. The recoverable amount is defined as the higher of the fair value less costs to sell and the value in use. Value in use is determined using the discounted estimated future cash flows. Under Canadian GAAP, a write down to estimated fair value was required only if the undiscounted estimated future cash flows of a group of assets are less than their carrying value.

IFRS also requires the reversal of any previous impairment losses, with the exception of goodwill, where circumstances have changed such that the level of impairment in the value of the assets has been reduced. Under Canadian GAAP, the reversal of impairment losses was prohibited.

The Company has changed its accounting policies related to impairment of assets to be consistent with the requirements under IFRS. This change in accounting policy had no impact on the Company’s consolidated financial statements.

Share-based payments

In certain circumstances, IFRS requires a different measurement of share-based compensation than under Canadian GAAP. In particular, the Company has changed its accounting policy to recognized forfeitures in its calculation of the expense associated with the grants of graded stock options.

The effect of applying this change in accounting policy to all stock option grants which had not yet fully vested resulted in a decrease in contributed surplus of $5,005 and $8,952, along with a corresponding decrease in the deficit within shareholders’ equity as at October 1, 2010 and September 30, 2011, respectively.

Accounting for income taxes

IFRS requires the recognition of deferred taxes on the temporary differences in the accounting and tax basis of non-monetary assets and liabilities of foreign operations arising from exchange rate fluctuations. Deferred taxes were not recognized on these types of temporary differences under Canadian GAAP. This change in accounting policy had no impact on the Company’s consolidated financial statements.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

22. TRANSITION TO IFRS (continued)

Decommissioning liability

Under Canadian GAAP, the decommissioning liability is discounted based on the credit adjusted risk-free rate. Under IFRS, the decommissioning liability is discounted based on the current risk-free discount rate. Accordingly, the Company recorded an adjustment to increase the decommissioning liability by $84,457 as of October 1, 2010 and an increase of $66,431 as of September 30, 2011.

IFRS 1 provides the option to measure the restoration provision at the Transition Date in accordance with the requirements of IAS 37. Accordingly the Company re-measured the provisions as at Transition Date under IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and estimated the amount to be included in the cost of the related asset by discounting the liability to the date which the liability first arose.

Reconciliation of Canadian GAAP to IFRS

The following provides reconciliations of the shareholders’ equity and the comprehensive loss from Canadian GAAP to IFRS for the respective periods. The adoption of IFRS did not have a material impact on the consolidated statement of cash flows.

Cash Flows

Consistent with the Group’s accounting policy choice under IAS 7 Statement of Cash Flows, interest paid and income taxes paid have moved into the body of the Statement of Cash Flows, whereas they were previously disclosed as supplementary information. There are no other material differences between the statement of cash flows presented under IFRSs and the statement of cash flows presented under previous Canadian GAAP.

In preparing the financial statements for the year ended September 30, 2011 and the disclosures included in these financial statements, all comparative amounts have been restated to comply with IFRS, except where the Company has applied the optional and mandatory exemptions under IFRS 1. The Company has reconciled the following financial statements as prepared under Canadian GAAP to those prepared under IFRS for the following years:

  Consolidated shareholders’ equity as at October 1, 2010 and September 30, 2011.
	September 30,	October 1,
	2011	2010

Shareholders' equity under Canadian GAAP	$42,192,648	$32,623,054
Shareholders' equity under IFRS	$42,192,648	$32,623,054
  Consolidated statement of comprehensive loss for the year ended September 30, 2011.
Year Ended
September 30,
2011

Comprehensive loss under Canadian GAAP	$(3,571,219)
Change in recognition of share-based payments	3,947
Net loss under IFRS	(3,567,272)
Foreign currency translation reserve	(1,251,438)
Net comprehensive loss under IFRS	$(4,818,710)

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

22. TRANSITION TO IFRS (continued)

In preparing its opening IFRS statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with previous Canadian GAAP. An explanation of how the transition from previous Canadian GAAP to IFRSs has affected the Group’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Reconciliation of consolidated statements of financial position as at October 1, 2010				Effect of transition to IFRS
	October 1,	Adjustments				Changes to
	2010	to US dollar	October 1,			financial
	Canadian	presentation	2010		IFRS	statement	October 1,
	GAAP	currency	Canadian	IFRS	Adjustment	presentation	2010
	(C$)	(Note 2)	GAAP	Adjustments	References	(f)	IFRS
ASSETS			(As restated)
Current assets
Cash and cash equivalents	$3,738,671	$(78,690)	$3,659,981	$-			$3,659,981
Prepaid expenses and other assets	341,879	(7,196)	334,683	-			334,683
	4,080,550	(85,886)	3,994,664	-			3,994,664
Non-current
Property, plant and equipment	490,750	(10,329)	480,421	11,297,478	d	17,073,132	28,851,031
Exploration and evaluation costs	28,894,305	(608,152)	28,286,153	(11,213,021)	b, d	(17,073,132)	-
Restricted cash	1,053,703	(22,178)	1,031,525	-			1,031,525
	$34,519,308	$(726,545)	$33,792,763	$84,457		$-	$33,877,220
LIABILITIES & SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$827,036	$(17,408)	$809,628	-			$809,628
Current portion of decommissioning liability	12,759	(269)	12,490	-			12,490
Current portion of long-term debt	15,037	(316)	14,721	-			14,721
	854,832	(17,993)	836,839	-			836,839
Non-current
Long-term decommissioning liability	338,918	(7,133)	331,785	84,457	b		416,242
Long-term debt	1,108	(23)	1,085	-			1,085
	1,194,858	(25,149)	1,169,709	84,457	-		1,254,166
Shareholders' equity
Capital stock	57,232,407	(6,800,925)	50,431,482	-			50,431,482
Contributed surplus	14,991,146	(1,786,796)	13,204,350	(5,005)	a		13,199,345
Accumulated deficit	(38,899,103)	3,350,400	(35,548,703)	4,540,930	a, c		(31,007,773)
Accumulated other comprehensive income	-	4,535,925	4,535,925	(4,535,925)	c		-
	33,324,450	(701,396)	32,623,054	-			32,623,054
	$34,519,308	$(726,545)	$33,792,763	$84,457			$33,877,220

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

22. TRANSITION TO IFRS (continued)

Reconciliation of consolidated statements of financial position as at September 30, 2011				Effect of transition to IFRS
	September	Adjustments				Changes to
	30, 2011	to US dollar	September			financial
	Canadian	presentation	30, 2011		IFRS	statement	September
	GAAP	currency	Canadian	IFRS	Adjustment	presentation	30, 2011
	(C$)	(Note 2)	GAAP	Adjustments	References	(f)	IFRS
ASSETS			(As restated)
Current assets
Cash and cash equivalents	$7,225,182	$(270,536)	$6,954,646	$-			$6,954,646
Trade and other receivables	-	-	-	509,154			509,154
Prepaid expenses and other assets	708,247	(26,519)	681,728	(509,154)			172,574
	7,933,429	(297,055)	7,636,374	-			7,636,374
Non-current
Property, plant and equipment	282,879	(10,592)	272,287	12,762,815	d	20,257,050	33,292,152
Exploration and evaluation costs	34,235,323	(1,281,889)	32,953,434	(12,696,384)	b, d	(20,257,050)	-
Restricted cash	2,663,713	(99,739)	2,563,974	-			2,563,974
	$45,115,344	$(1,689,275)	$43,426,069	$66,431		$-	$43,492,500
LIABILITIES & SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$865,428	$(32,404)	$833,024	-			$833,024
Current portion of decommissioning
liability	13,974	(523)	13,451	-			13,451
Current portion of long-term debt	1,118	(42)	1,076	-			1,076
	880,520	(32,969)	847,551	-			847,551
Non-current
Long-term decommissioning liability	400,880	(15,010)	385,870	66,431	b		452,301
	1,281,400	(47,979)	1,233,421	66,431			1,299,852
Shareholders' equity
Capital stock	66,089,168	(6,600,731)	59,488,437	-		563,138	60,051,575
Contributed surplus	20,167,601	(1,627,955)	18,539,646	(8,952)	a	(4,721,705)	13,808,989
Share purchase warrants						4,158,567	4,158,567
Accumulated deficit	(42,422,825)	3,302,903	(39,119,922)	4,544,877	a, c		(34,575,045)
Accumulated other comprehensive income	-	3,284,487	3,284,487	(4,535,925)	c		(1,251,438)
	43,833,944	(1,641,296)	42,192,648	-		-	42,192,648
	$45,115,344	$(1,689,275)	$43,426,069	$66,431		$-	$43,492,500

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 and 2011
(Expressed in U.S. Dollars)

22. TRANSITION TO IFRS (continued)

Reconciliation of consolidated statements of comprehensive loss for the year ended September 30, 2011
				Effect of transition to IFRS

	September	Adjustments
	30, 2011	to US dollar	September 30,
	Canadian	presentation	2011		IFRS	September 30,
	GAAP	currency	Canadian	IFRS	Adjustment	2011
	(C$)	(Note 2)	GAAP	Adjustments	References	IFRS
EXPENSES			(As restated)

Depreciation	$107,581	$1,450	$109,031	$(109,031)	e	-
Foreign exchange gain	378,680	5,103	383,783	(383,783)	e	-
General and administrative	3,081,885	41,540	3,123,425	844,293	e	3,967,718
Insurance	-	-	-	-	e	-
Interest expense	-	-	-	-	-	-
Professional fees	-	-	-	-	e	-
Salaries and other benefits	-	-	-	-	e	-
Shareholder relations	-	-	-	-	e	-
Stock-based compensation	729,768	9,837	739,605	(739,605)	a, e
	$(4,297,914)	$(57,930)	$(4,355,844)	$388,126		$(3,967,718)

Finance income	11,339	153	11,492	-	e	11,492
Finance expense	-	-	-	383,387	e	383,387
Other income	5,493	74	5,567	-	e	5,567
NET LOSS FOR THE YEAR	$(4,281,082)	$(57,703)	$(4,338,785)	$771,513		$(3,567,272)
Foreign currency translation reserve	-	(1,251,438)	(1,251,438)	-		(1,251,438)
COMPREHENSIVE INCOME (LOSS) FOR THE YEAR	$(4,281,082)	$(1,309,141)	$(5,590,223)	$771,513		$(4,818,710)

a.	The effect of the change to include forfeitures in the determination of the fair value of stock options issued. Under Canadian GAAP, these adjustments are recognized as they occur.

b.

The effect of the change whereby decommissioning liabilities will be discounted using the current risk-free rate. This change had no impact to the statement of comprehensive loss, only the statement of financial position was effected.

c.	The effect of the change to reset all foreign translation gains and losses to nil in accumulated deficit at October 1, 2010.

d.	The effect of the change to reclassify the Piñon Ridge mill asset from exploration and evaluation costs to property, plant and equipment.

e.	The effect of the change to present expenses recognized in profit or loss using a classification based on their function.

f.	The effect of the change to reclassify assets from exploration and evaluation costs to property, plant and equipment and to recognize share purchase warrants separately.